As filed with the Securities and Exchange Commission on July 26, 2007
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STAMFORD INDUSTRIAL GROUP, INC.
(Exact name of registrant as specified in its charter)
_____________________________________

Delaware	41-1844584
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification Number)

 One Landmark Square
Stamford, Connecticut 06901
(203) 428-2040
 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Albert W. Weggeman, Jr.
President and Chief Executive Officer
Stamford Industrial Group, Inc.
One Landmark Square
Stamford, Connecticut 06901
(203) 428-2040
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas New York, New York 10019-4896 (212) 541-6222
_____________________________________

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $0.0001 par value per share (2)	17,431,712	$2.58	$44,973,816.96	$1,380.70

(1)
This Registration Statement covers 17,431,712 shares of common stock, $0.0001 par value per share which includes approximately 5,628,300 shares of our common stock that are currently issuable upon conversion of our 2% ten-year Convertible Subordinated Note due April 21, 2014, at a conversion price of $0.45 per share. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”) this Registration Statement covers an indeterminable number of additional shares of common stock that may become issuable by reason of stock splits, stock dividends, and similar transactions in accordance with the terms of the Note.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), the proposed maximum offering price per share is based upon a price of $2.58, representing the average of the high and low sales prices per share of the Registrant’s common stock as reported on OTC Pink Sheets Electronic Quotation Service on July 20, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated July 26, 2007 Subject To Completion

STAMFORD INDUSTRIAL GROUP, INC.

17,431,712 SHARES
COMMON STOCK

This prospectus covers up to 17,431,712 shares of common stock, or interests therein, that may be sold or otherwise disposed of from time to time by the stockholders identified in the “Selling Stockholders” section of this prospectus. The shares covered by this prospectus were issued in private transactions.

The prices at which the selling stockholders or their transferees may dispose of their shares will be determined by the selling stockholders at the time of sale and may be at the prevailing market price for the shares, at prices related to such market price, at varying prices determined at the time of sale, or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

Except with respect to the convertible note, we will not receive any of the proceeds from the sale of the shares offered under this prospectus. Certain of the shares of common stock offered in this prospectus will be issued only upon the conversion of the convertible note. When the note is converted we will be relieved of a portion (or all, if the note is converted in full) of our liability under the convertible note, at a rate equal to the conversion rate of the convertible note. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of shares with the Securities and Exchange Commission.

Our common stock is traded on OTC Pink Sheets Electronic Quotation Service under the symbol “NETP.PK”. On July 20, 2007, the last sale price for the common stock was $2.55 per share.

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED ON PAGE 9 OF THIS PROSPECTUS. SEE “RISK FACTORS”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information provided in, or incorporated by reference in, this prospectus. We have not authorized anyone else to provide you with any information that is not in, or incorporated by reference in, the prospectus.

This prospectus is not an offer to sell the common stock in any state where the offer is not permitted. The information in this document may only be accurate on the date of this document. Information contained on our website does not constitute part of this document.

The date of this prospectus is July 26, 2007

TABLE OF CONTENTS

Page
Change of Name of the Company	3
Where You Can Find More Information About Us	3
Incorporation of Information by Reference	3
Special Note Regarding Forward-Looking Statements	4
Prospectus Summary	5
The Offering	8
Risk Factors	9
Use of Proceeds	14
Price Range of Common Stock	14
Change of Independent Registered Public Accountants	14
Dividend Policy	14
Selling Stockholders	15
Description of Capital Stock	16
Plan of Distribution	20
Legal Matters	22
Experts	22
Material Changes	22

CHANGE OF NAME OF THE COMPANY

Prior to June 27, 2007, the name of the Company was "Net Perceptions, Inc." On that date, the name of the Company was changed to its present name, "Stamford Industrial Group, Inc." Certain historical information which is incorporated herein by reference, including financial statements for periods ending prior to the effective date of the name change, contain the Company's prior name.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the common stock being offered by the selling stockholders. The registration statement contains exhibits and other information about us and the offering that are not included in this prospectus. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these documents, as well as the registration statement, at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains an Internet site at which our SEC filings may be found. The address of that site is http://www.sec.gov. You can also obtain information about us at our website, the address of which is http://www.stamfordig.com.

INCORPORATION OF INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus. As noted above in "Where You Can Find More Information About Us," this information uses the Company's prior name. We incorporate by reference the documents listed below:

(a)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

(b)	The Company’s Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2006;

(c)	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, filed May 10, 2007;

(d)	The Company’s Current Report on Form 8-K, Date of Event − May 10, 2007, filed on May 10, 2007;

(e)	The Company’s Current Report on Form 8-K, Date of Event − June 21, 2007, filed on June 27, 2007;

(f)	The Company’s Current Report on Form 8-K, Date of Event - March 29, 2007, filed on March 29, 2007;

(g)	Definitive Proxy Statement dated May 11, 2007, relating to the Company’s 2007 Annual Meeting of Stockholders;

(h)
The description of the Company’s common stock, $0.0001 par value, contained in the Company’s Registration Statement on Form 8-A12G, filed with the Commission on April 15, 1999, and as further amended on Form 8-A12G/A on April 20, 1999 and September 18, 2000, respectively; and

(i)
The description of the Company’s Series A Junior Participating Preferred Stock Purchase Rights, contained in the Company’s Registration Statement on Form 8-A12G, filed with the Commission on June 6, 2001, and as further amended on Form 8-A12G/A on December 24, 2003, April 22, 2004, and October 2, 2006, respectively.

We will send you at no cost a copy of any filing that is incorporated by reference in the prospectus. You may request a copy of any of these filings, without charge, by writing or calling Jonathan LaBarre, Chief Financial Officer and Secretary, Stamford Industrial Group, Inc., One Landmark Square, 22nd Floor, Stamford, Connecticut 06901.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus and the documents incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the Federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. Words or phrases such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These statements reflect our current views about future events based on information currently available and assumptions we make. These forward-looking and other statements, which are not historical facts, are based largely upon our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

These risks and uncertainties include, among others:

•	our inability to implement our acquisition growth strategy and integrate and successfully manage any businesses that we acquire;

•	our inability to continue to generate revenues at historic levels in our newly acquired operating divisions;

•	changes in the demand for counterweights;

•	changes in the elevator or construction industries;

•	our ability to use our net operating loss carry forward to offset future income taxes; and

•	the risks and uncertainties set forth in the section headed “Risk Factors” of this prospectus.

We cannot guarantee our future performance nor can we assure you that we will be successful in the implementation of our growth strategy or that any such strategy will result in our future profitability. Our failure to successfully implement our growth strategy could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. You also should be aware that, other than as required by law, we have no obligation to, and do not intend to, update any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus that may cause our actual results or performance to differ from those expressed in the forward-looking statements.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus or in information incorporated by reference in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes incorporated herein by reference and the other information incorporated herein by reference. References in this prospectus to “Stamford Industrial Group” the “Company,” “we,” “our” and “us” refer to Stamford Industrial Group, Inc. (formerly known as “Net Perceptions, Inc.”) and, if so indicated or the context requires, includes our wholly-owned subsidiary, Concord Steel, Inc. (formerly known as “SIG Acquisition Corp.” and is referred to in this prospectus as “Concord Steel”).

Company Overview

Stamford Industrial Group was initially established in 1996, under the name "Net Perceptions, Inc.", to provide marketing software solutions. In 2003, as a result of continuing losses and the decline of its software business, the Company began exploring various strategic alternatives, including sale or liquidation. On April 21, 2004, the Company announced an investment into the Company by Olden Acquisition LLC (“Olden”), an affiliate of Kanders & Company, Inc. (“Kanders & Co”), an entity owned and controlled by the Company’s Non-Executive Chairman, Warren B. Kanders, for the purpose of initiating a strategy to redeploy the Company’s assets and use its cash, cash equivalent assets and marketable securities to enhance stockholder value. As part of this strategy, on October 3, 2006, the Company, through its wholly-owned subsidiary, Concord Steel, acquired the assets of CRC Acquisition Co. LLC (“CRC”), a manufacturer of steel counterweights doing business as Concord Steel. With this initial acquisition, management is now focused on building a diversified global industrial manufacturing group through both organic and acquisition growth initiatives that are expected to complement and diversify existing business lines. As a result of the acquisition, the Concord Steel business is considered to be a predecessor company (“Predecessor”) for accounting purposes. Accordingly, relevant financial information regarding the Predecessor are incorporated by reference in this prospectus.

Concord Steel is a leading independent manufacturer of steel counterweights and structural weldments. Concord sells its products primarily in the United States to original equipment manufacturers (“OEM”) of certain construction and industrial related equipment that employ counterweights for stability through counterweight leverage in the operation of equipment used to hoist heavy loads, such as elevators and cranes. The counterweight market we target is primarily comprised of OEMs within (i) the commercial and industrial construction equipment industry, which manufacture aerial work platforms, telehandlers, scissor lifts, cranes, and a variety of other construction related equipment and vehicles; and (ii) the elevator industry, which incorporates counterweights as part of the overall elevator operating mechanism to balance the weight of the elevator cab and load.

Industry Overview

Management believes that the North American counterweight industry, including captive in-house and independent operations, is worth over $300 million per year.

We believe that growth of the construction equipment markets we target will be driven by increasing demand for construction equipment and by increasing government spending. By 2008, it is estimated that non-residential and infrastructure construction spending in the United States will grow from approximately $560 billion today, to more than $678 billion. We believe that these increased construction spending levels will drive higher demand for construction related equipment on which our counterweights are ultimately used. It is anticipated that as the United States’ highways and infrastructures continue to grow older, local, state and federal governments and agencies will be required to increase spending on repairing, maintaining and rebuilding such highways and infrastructures. The Company believes that U.S. federal government initiatives such as the renewal of the six-year federal highway-funding plan continue to provide favorable conditions for highway and infrastructure construction spending. By 2008, it is estimated that government spending on repairing and rebuilding infrastructures, will grow from approximately $55 billion today, to more than $65 billion. It is expected that increased spending in government related construction and infrastructure programs should drive increased demand for construction related equipment, which should in turn increase demand for our counterweight products.

We believe that growth of the elevator industry we target will be driven by increasing demand for elevators. By 2009, it is estimated that global demand for elevator products and services will grow from approximately $50 billion today, to more than $60 billion. The increased growth in the elevator market is expected to result in increased growth in counterweights. Part of this growth is attributable to the low-rise elevator market segment (four floors or less) assessing a change in technology that may drive a switch from hydraulic elevators to traction or cable and weight. Management believes that this may increase the demand for elevator counterweights as a cost efficient substitution. This switch is primarily being driven by manufacturing and service cost considerations and environmental risk factors. Additionally, there are several other inter-related factors supporting growth within this industry, including demographic and socio-economic development, desire for efficient use of space, increasing movement of people and goods through airports and metros, and safety requirements.

Growth Strategy

Acquire Complementary Businesses.  The Company is working to build a diversified global industrial manufacturer through acquisitions that complement and diversify our existing business. The Company also intends to continue its program of targeted acquisitions, subject to the availability of financing, to gain access to new sales channels, acquire new product lines, increase penetration of our existing markets, and gain entry into new market sectors.

Introduce New Products and Product Enhancements and Improve Manufacturing Operations.   We are working to improve our manufacturing processes in an effort to improve cycle times and production and output consistency, reduce work-in-progress inventory and lower unit production costs. We believe that new product introductions and product enhancements and operational manufacturing improvements will further enhance growth and provide an advantage over our competitors in the future.

Gain Access to New Sales Channels and Leverage Customer Relationships.   We are focused on expanding our customer base, offering an increasing array of products and distribution channels to improve profitability. We believe this diversification will facilitate access to a new customer base for our historical products, as well as provide the opportunity to offer new products to our existing customers.

Competitive Strengths

Cost Savings to Customers. Concord Steel has built its core business around being able to demonstrate manufacturing cost savings to customers that currently manufacture their counterweights in-house or purchase from less competitive external suppliers. In many cases, these manufacturers used less cost effective materials in their production than are used by Concord Steel in the production of its counterweights. Management believes that the cost savings alternatives offered by Concord Steel have led to increased outsourcing of counterweights by customers that have traditionally manufactured their counterweights in-house.

Leadership Team.   Our leadership team has been involved in the acquisition and integration of a substantial number of companies. Our Non-Executive Chairman of the Board of Directors, Warren B. Kanders has extensive experience building public companies through strategic acquisitions to enhance organic growth. The Company’s Chief Executive Officer, Al Weggeman, has had over 20 years of strategic and operational leadership experience in multinational industrial manufacturing companies, such as General Electric, Asea Brown Boveri Ltd., and Saint Gobain. Our Chief Financial Officer, Jon LaBarre, has more than 12 years of diverse financial management and executive leadership experience in the manufacturing, aerospace, specialty manufacturing, construction equipment and professional services industries.

Service and Delivery.   Concord Steel has established itself as a high level service provider in terms of both service and delivery. The Company also works with its customers to develop more cost effective counterweight and weldment design options for their existing and new products. We believe that Concord Steel’s manufacturing locations are also beneficial in terms of being able to provide its customers with cost effective and timely deliveries.

Risks Affecting Us

There are numerous risks and uncertainties that may affect our financial and operating performance and our growth. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 9, before investing in our common stock. These risks include the following:

•	we may be unable to implement our acquisition growth strategy and integrate and successfully manage any businesses that we acquire;

•	we may be unable to continue to generate revenues at historic levels in our newly acquired operating divisions;

•	changes in the demand for counterweights;

•	changes in the elevator or construction industries; and

•	we may be unable to use our net operating loss carry forward to offset future income taxes.

Corporation Information

Our principal executive offices are located at One Landmark Square, 22nd Floor, Stamford, Connecticut 06901. Our telephone number is (203) 428-2040. Our website is located at http://www.stamfordig.com.. The information contained on our website is not a part of this prospectus.

THE OFFERING

On April 21, 2004, we issued and sold to Olden a 2% ten-year Convertible Subordinated Note due April 21, 2014 (the “Note”), which is currently convertible at a conversion price of $0.45 per share of our common stock into approximately 5,628,300 shares of our common stock.

On September 22, 2006, we entered into an Equity Compensation Agreement (the “Compensation Agreement”) with Kanders & Company for prior strategic, consulting, investment banking and advisory services to us in connection with our asset redeployment strategy. As compensation for such past services, we agreed to issue to Kanders & Company 8,274,000 shares of our common stock.

On October 3, 2006, pursuant to the terms of our Asset Purchase Agreement with CRC, we paid CRC $45,300,000 in cash, and CRC agreed to reinvest $3,000,000 of the proceeds received from the sale of Concord Steel to purchase 3,529,412 shares of our common stock at a price per share of $0.85.

This prospectus relates to the sale or other disposition of the shares of our common stock, or interests therein, that we issued to Kanders & Company and CRC, and to the sale or other disposition of the shares of our common stock that may be issued upon conversion of the Note issued to Olden. We are not offering or selling any of our common stock in connection with this registration statement.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations, financial condition or prospects would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR INDUSTRY

Our future operating results may be affected by fluctuations in raw material costs and steel prices.

Our principal raw material is non-prime (or secondary) carbon steel, which we purchase from multiple primary steel producers and steel brokers. A significant by-product of our manufacturing process is scrap steel that we resell to scrap brokers and dealers. The steel and scrap industries as a whole are very cyclical, and at times availability and pricing can be volatile due to a number of factors beyond our control. These factors include general economic conditions, domestic and worldwide demand, curtailed production at major mills due to factors such as equipment breakdowns, repairs or catastrophic events, labor costs or problems, competition, import duties, tariffs, energy costs, availability and cost of raw materials (e.g. ore, scrap, coke, energy, etc.), currency exchange rates and those other factors described under “The costs of manufacturing our products and the ability to supply our customers could be negatively impacted if we experience interruptions in deliveries of needed raw materials or supplies.” This volatility can significantly affect our steel costs and scrap prices. In an environment of increasing prices for steel and other raw materials, competitive conditions may impact how much of the price increases we can pass on to our customers and to the extent we are unable to pass on future price increases in our raw materials to our customers, our financial results could be adversely affected. Also, if steel prices in general decrease, competitive conditions may impact how quickly we must reduce our prices to our customers and we could be forced to use higher-priced raw materials to complete orders for which the sales prices have decreased. If scrap prices in general decrease, we may recoup less scrap revenue, which would have a negative impact on our operating results.

The costs of manufacturing our products and the ability to supply our customers could be negatively impacted if we experience interruptions in deliveries of needed raw materials or supplies.

If for any reason our supply of carbon steel is curtailed or we are otherwise unable to obtain the quantities we need at competitive prices, our business could suffer and our financial results could be adversely affected. Such interruptions might result from a number of factors including a shortage of capacity in the supplier base, a shortage of raw materials or energy needed to make steel or other products, financial difficulties of suppliers, significant events affecting their facilities, significant weather events, and those factors listed under “Our future operating results may be affected by fluctuations in raw material costs and steel prices or other factors beyond our control.” Further, the number of suppliers has decreased in recent years due to industry consolidation and the financial difficulties of certain suppliers, and consolidation may continue. Accordingly, if delivery from a major supplier is disrupted, it may be more difficult than in the past to obtain an alternative supplier.

Downturns or weakness in the economy in general or in key industries, such as commercial, industrial or residential construction or government and municipal infrastructure projects, may adversely affect our customers, which may cause the demand for our products and services to decline and adversely affect our financial results.

Many of our customers are in industries and businesses that are cyclical in nature and are affected by changes in general economic conditions or conditions specific to their respective markets and industries. Product demand in our customers’ end markets is based on numerous factors such as interest rates, general economic conditions, consumer confidence, and other factors beyond our control. Downturns in demand in the metal-consuming industries we serve, or a decrease in the margins that we can realize from sales of our products to customers in any of these industries, could adversely affect our financial results.

The loss of significant volume from key customers could adversely affect us.

In fiscal 2006, our three largest customers accounted for approximately 57% of our gross sales, with our top customer accounting for a significant portion of that number, and our ten largest customers accounted for approximately 83% of our gross sales. A significant loss of or decrease in business from one or more of our largest customers could have an adverse effect on our sales and financial results if we cannot obtain replacement business. Also, due to consolidation in the industries we serve, our gross sales may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with respect to, one or more of our top customers.

Our business could be harmed if we fail to maintain proper inventory levels.

We are required to maintain substantial inventories to accommodate the needs of our customers, including in many cases, short lead times and just-in-time delivery requirements. We purchase raw materials on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon orders, customers volume expectations, historic buying practices and market conditions. Inventory levels in excess of customer demand may result in the use of higher-priced inventory to fill orders reflecting lower sales prices, if steel prices have significantly decreased. These events could adversely affect our financial results. Conversely, if we underestimate demand for our products or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages. Inventory shortages might result in unfilled orders, negatively impact customer relationships, and result in lost revenues, any of which could harm our business and adversely affect our financial results.

Our business is highly competitive, and increased competition could negatively impact our financial results.

The metals processing industry is very fragmented and competitive, consisting of a large number of small companies and a few relatively large companies. Competition is based principally on price, service, quality, production capabilities, inventory availability and timely delivery. Competition in the various markets in which the Company participate comes from companies of various sizes, some of which have greater financial resources than the Company and some of which have more established brand names in the local markets served by the Company. Increased competition could force the Company to lower its prices or to offer increased services at a higher cost, which could reduce the Company’s profitability.

The Company could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase its operating expenses and reduce its operating income.

The Company’s operations are subject to various environmental statutes and regulations, including laws and regulations governing materials it uses. In addition, certain of its operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for the Company's operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of its facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, the Company and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from Company operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

Disruptions to our business or the business of our customers or suppliers, could adversely impact our operations and financial results.

Business disruptions, including increased costs for or interruptions in the supply of energy or raw materials, resulting from severe weather events such as hurricanes, floods, blizzards, from casualty events such as fires or equipment breakdowns, from acts of terrorism, or from other events such as required maintenance shutdowns, can cause interruptions to our businesses as well as the operations of our customers and suppliers. Such interruptions can have an adverse effect on our operations and financial results.

If any of the products that the Company sells cause harm to any of its customers or others, the Company could be exposed to product liability lawsuits.

If the Company were found liable under product liability claims, it could be required to pay substantial monetary damages. We currently maintain product liability insurance coverage; however, we cannot assure you that this coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, will be obtainable at a reasonable cost. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur, and we will continue to be exposed to the risk that our claims may be excluded and that our insurers may become insolvent. A product liability claim or series of claims brought against us for uninsured liabilities or liabilities in excess of our insurance coverage could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. In addition, as a result of a product liability claim, our reputation could be harmed and we may have to recall some of our products, which could result in significant costs to us and have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

RISKS RELATED TO OUR BUSINESS

There are significant risks associated with our strategy of acquiring and integrating businesses.

A key element of our strategy is the acquisition of businesses and assets that will enable us to build a diversified global industrial manufacturing group. We also seek acquisitions that will complement our current business, increase size, expand our geographic scope of operations, and otherwise offer growth opportunities. We may not be able to successfully identify attractive acquisition opportunities, obtain financing for acquisitions, make acquisitions on satisfactory terms, or successfully acquire and/or integrate and manage identified targets. Additionally, competition for acquisition opportunities may escalate, which would increase the costs to us of completing acquisitions or prevent us from making acquisitions. Our ability to implement our acquisition strategy is also subject to other risks and costs, including:

•	loss of key employees, customers or suppliers of acquired businesses;

•	diversion of management's time and attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	our ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition;

•	risks associated with entering markets in which we have limited or no experience; and

•	assumption of contingent or undisclosed liabilities of acquisition targets.

The above risks could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We have a short operating history with respect to our current and proposed businesses, so it will be difficult for investors to predict our future success.

Stamford Industrial Group had no active operations between April 11, 2004 and October 3, 2006, the date on which Stamford Industrial Group acquired assets and assumed certain liabilities of Concord Steel. As a result, we have a limited operating history for you to evaluate in assessing our future prospects. You must consider our business and prospects in light of the risks and difficulties we may encounter as a company with a limited operating history in our current business. If we are unable to successfully address these risks and difficulties, our business and operating results could be materially adversely affected.

The loss of services of the Company's executive management team could harm its business.

The success of the Company's business depends on the continued services of its executive management team. The Company may not be able to retain its executive management team or attract suitable replacements or additional personnel if required. The loss of the services of one or more members of its executive management team could have a material adverse effect on its business.

We may not be able to adequately manage our growth.

We have expanded, and are seeking to continue to expand, our business. This growth has placed significant demands on our management, administrative, operating and financial resources as well as our manufacturing capacity and capabilities. The continued growth of our customer base, the types of products offered and the geographic markets we serve can be expected to continue to place a significant strain on our resources. Personnel qualified in the production and marketing of our products are difficult to find and hire, and enhancements of information technology systems to support growth are difficult to implement. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel as well as our ability to increase and maintain our manufacturing capacity and capabilities to meet the needs of our current and future customers. Any failure to adequately manage our growth could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

The Company’s existing credit facility contains restrictions that may limit its ability to operate its business.

The agreements governing the Company’s credit facility contain, and any of its other future debt agreements may contain, covenant restrictions that limit its ability to operate its business, including restrictions on its ability to:
•	incur debt (including secured debt) or issue guarantees;
•	grant liens on its assets;
•	make certain investments;
•	enter into sale and leaseback transactions;
•	enter into transactions with its affiliates;
•	sell certain assets;
•	repurchase capital stock or make other restricted payments;
•	declare or pay dividends or make other distributions to stockholders; and
•	enter into mergers or consolidations or make certain acquisitions.

In addition, the Company’s existing credit facility contains other affirmative and negative covenants. The Company’s ability to comply with these covenants is dependent on its future performance, which will be subject to many factors, some of which are beyond its control, including prevailing economic conditions.

As a result of these covenants, the Company’s ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might otherwise be beneficial to it. In addition, the Company’s failure to comply with these covenants could result in a default under its debt agreements, which could permit the holders to accelerate such debt. If any of the Company’s debt is accelerated, it may not have sufficient funds available to repay such debt.

We may be unable to realize the benefits of our net operating loss (“NOL”) and tax credit carryforwards.

NOL’s may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. Based on current federal corporate income tax rates, our NOL and other carryforwards could provide a benefit to us, if fully utilized, of significant future tax savings. However, our ability to use these tax benefits in future years will depend upon the amount of our otherwise taxable income. If we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently. Consequently, our ability to use the tax benefits associated with our substantial NOL will depend significantly on our success in integrating Concord Steel, identifying additional suitable merger partners and/or acquisition candidates, and once identified, successfully consummate a merger with and/or acquisition of these candidates.

Additionally, if we undergo an ownership change, the NOL carryforward limitations would impose an annual limit on the amount of the taxable income that may be offset by our NOL generated prior to the ownership change. If an ownership change were to occur, we may be unable to use a significant portion of our NOL to offset taxable income. In general, an ownership change occurs when, as of any testing date, the aggregate of the increase in percentage points of the total amount of a corporation's stock owned by “5-percent stockholders” within the meaning of the NOL carryforward limitations whose percentage ownership of the stock has increased as of such date over the lowest percentage of the stock owned by each such “5-percent stockholder” at any time during the three-year period preceding such date is more than 50 percentage points. In general, persons who own 5% or more of a corporation's stock are “5-percent stockholders,” and all other persons who own less than 5% of a corporation's stock are treated, together, as a single, public group “5-percent stockholder,” regardless of whether they own an aggregate of 5% of a corporation's stock.

The amount of NOL and tax credit carryforwards that we have claimed have not been audited or otherwise validated by the U.S. Internal Revenue Service (“IRS”). The IRS could challenge our calculation of the amount of our NOL or our determinations as to when a prior change in ownership occurred and other provisions of the Internal Revenue Code may limit our ability to carry forward our NOL to offset taxable income in future years. If the IRS were successful with respect to any such challenge, the potential tax benefit of the NOL carryforwards to us could be substantially reduced.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

Our common stock is no longer listed on the NASDAQ Small Cap Market.

On September 3, 2004, our common stock was delisted from the NASDAQ Small Cap Market. The delisting followed a determination by the NASDAQ Listing Qualifications Panel that the Company was a “public shell” and should be delisted due to policy concerns raised under NASDAQ Marketplace Rules 4300 and 4300(a)(3). Additional information concerning the delisting is set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2004. The Company's common stock is now quoted on the OTC Pink Sheets Electronic Quotation Service under the symbol “NETP.PK.” As a result of the delisting, stockholders may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our common stock, making it difficult for a stockholder to buy or sell our stock at competitive market prices, or at all. We may lose support from institutional investors and/or market makers that currently buy and sell our stock, and the price of our common stock could decline.

We are vulnerable to volatile market conditions.

The market price of our common stock has been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

The table set forth below under the heading “Price Range of Common Stock”, identifies for the indicated periods, the high and low closing sales prices for our common stock as reported by the OTC Pink Sheets Electronic Quotation Service.

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our stockholders may receive dividends if, as and when declared by our Board of Directors, we do not intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment. The payment of dividends is restricted under our secured credit facility.

Our Amended and Restated Certificate of Incorporation authorizes the issuance of shares of preferred stock.

Our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides that our Board of Directors is authorized to issue from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of the Company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

We may issue a substantial amount of equity and cash compensation and other shares of our common stock in the future which could cause dilution to old investors and otherwise adversely affect our stock price.

A key element of our growth strategy is to make acquisitions. As part of our acquisition strategy, we may issue additional shares of common stock as consideration for such acquisitions. These issuances could be significant. To the extent that we make acquisitions and issue our shares of common stock as consideration or as compensation to management, your equity interest in us will be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for sale in the future. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell off their common stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. We may issue common stock in the future for other purposes as well, including in connection with financings, for compensation purposes, in connection with strategic transactions or for other purposes. Cash payments as compensation or otherwise can also significantly diminish cash that is available to the Company for working capital and other purposes, which could have a material adverse effect on the Company.

USE OF PROCEEDS

Except with respect to the Note, we will not receive any of the proceeds from the sale of the shares offered under this prospectus. Certain of the shares of common stock offered in this prospectus will be issued only upon the conversion of the Note. When the Note is converted we will be relieved of a portion (or all, if the note is converted in full) of our liability under the Note, at a rate equal to the conversion rate of the Note.

PRICE RANGE OF COMMON STOCK

In addition to the information set forth in Item 5 of our Annual Report on Form 10-K for the year ended December 31, 2006, under the heading "Price Range of Common Stock," we set forth below the high and low bid prices for our common stock as reported on the OTC Pink Sheets Electronic Quotation Service for the periods indicated. The quotes listed below reflect inter-dealer prices or transactions solely between market-makers, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

Period	High	Low
Quarter ended March 31, 2007	$2.92	$1.92
Quarter ended June 30, 2007	$2.98	$2.05
Period from July 1 through July 20, 2007	$2.84	$2.46

DIVIDEND POLICY

We have not declared any dividends in the past, and we do not presently anticipate declaring or paying any dividends in the future, on our common stock. We currently anticipate that we will retain our cash and all potential future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. Our ability to pay dividends is restricted under the terms of our secured credit facility. Subject to the provisions of the credit facility, the payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on the payment of dividends, and other factors our Board of Directors deems relevant.

SELLING STOCKHOLDERS

On April 21, 2004, we issued and sold the Note to Olden, which is currently convertible at a conversion price of $0.45 per share of our common stock into approximately 5,628,300 shares of our common stock. On September 22, 2006, we issued 8,274,000 shares of our common stock to Kanders & Company pursuant to the Compensation Agreement. On October 3, 2006, pursuant to the terms of our Asset Purchase Agreement with CRC, we paid CRC $45,300,000 in cash, and CRC agreed to reinvest $3,000,000 of the proceeds to purchase 3,529,412 shares of our common stock.

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of our Common Stock by each of the selling stockholders, as of July 20, 2007, and as adjusted to reflect the sale of the shares in this offering. As of July 20, 2007, approximately 41,676,245 shares of our common stock were outstanding.

Our registration of the shares of our common stock covered by this prospectus does not necessarily mean that the selling stockholders will sell any of our common stock that we have registered.

Except for Olden and Kanders & Company, whose sole manager, and sole stockholder, respectively, is Warren B. Kanders, our Non-Executive Chairman of the Board of Directors, none of the selling stockholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

Except as indicated below, each selling stockholder has informed us that it is not a registered broker-dealer or an affiliate of a registered broker-dealer.

Shares listed under the heading "Number of Shares Being Offered" represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus.

The information under the heading "Shares of Common Stock Beneficially Owned After Offering" assumes that each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties, that the selling stockholders will acquire no additional shares of our common stock prior to the completion of this offering, and that they will continue to hold any other shares of our common stock which they beneficially own. Each selling stockholder may sell all, part or none of its shares and may acquire additional shares of our common stock.

The information under the heading "Shares of Common Stock Beneficially Owned Prior to Offering" is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to shares. Shares of common stock subject to options or warrants, or issuable upon conversion of convertible securities, which are currently exercisable or exercisable within 60 days from July 20, 2007 are deemed outstanding for purposes of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

	Shares of Common Stock Beneficially Owned Prior to Offering				Shares of Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percent(1)	Number of Shares Being Offered	Number	Percent(1)
Warren B. Kanders and Kanders & Company, Inc.	13,943,381	(2)(3)	33.5%	13,902,300	41,081	*
Conley Group, Inc.	2,064,000	(4)	5.0%	2,064,000	0	*
SW Pelham Fund, L.P.	244,235	(5)	*	244,235	0	*
Brendan P. VanDeventer	195,529		*	195,529	0	*
Bernard V. Buonanno, Jr.	195,528		*	195,528	0	*
The Dalton Trust - 1995	146,471	(6)	*	146,471	0	*
Management Properties and Investments, Inc.	146,471	(7)	*	146,471	0	*
Thomas P. Dimeo	146,471		*	146,471	0	*
Joseph F. Herbert	146,471		*	146,471	0	*
Hugo Mainelli	146,471		*	46,471	0	*
Barbara Fazzano	97,765		*	97,765	0	*

*  Less than 1%

(1)	Applicable percentage of ownership for each selling stockholder is based on 41,676,245 shares of our Common Stock outstanding as of July 20, 2007.

(2)	Includes 5,628,300 shares of common stock issuable upon conversion of the Note. The Note was issued to Olden on April 21, 2004. The sole member of Olden is Kanders & Company, of which Warren B. Kanders is the sole shareholder and the President. Mr. Kanders disclaims beneficial ownership of the Note and the shares of common stock into which it is convertible. Also includes a stock grant of (i) 8,274,000 shares of common stock pursuant to the terms of the Equity Compensation Agreement; and (ii) 41,081 shares of common stock pursuant to the terms of the consulting agreement, dated September 22, 2006 by and between the Company and Kanders & Company, Inc. Mr. Kanders disclaims beneficial ownership of the shares of common stock granted pursuant to these agreements.

(3)	Such shares are subject to a lock-up agreement which expires on October 3, 2009.

(4)	John W. Conley, an executive at Conley Group, Inc., exercises voting and dispositive power over the shares listed above.

(5)
Pelham Capital LLC, the general partner of SW Pelham Fund, L.P., is controlled by Smith Whiley Investment Management, Inc., its managing member. Gwendolyn Smith Iloani is the President and Owner of Smith Whiley Investment Management, Inc., and through her control of SW Pelham Fund, L.P. exercises voting and dispositive power over the shares listed above. Ms. Iloani disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(6)	David P. Mixer, the trustee and grantor of the Dalton Trust - 1995, exercises voting and dispositive power over the shares listed above.

(7)
Gerald E. Freeman, the treasurer of Management Properties and Investments Ventures, Inc., exercises voting and dispositive power over the shares listed above. Mr. Freeman disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

We prepared this table based on the information supplied to us by the selling stockholders. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements, post-effective amendment or by other means as required.

Because each of the selling stockholders may offer all or some of its shares from time to time, the Company cannot estimate the amount of shares of common stock that will be held by the selling stockholders upon the termination of any particular offering. See “Plan of Distribution.”

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue two classes of stock designated as common and preferred. As of July 20, 2007, the total number of shares that we are authorized to issue was 105,000,000 shares, of which 100,000,000 were common stock, par value $.0001 per share and 5,000,000 were preferred stock, par value $.0001 per share.

The following is a summary of the material terms of our capital stock. You should refer to our Certificate of Incorporation, as amended, and bylaws and the agreements described below for more detailed information.

Common Stock

As of July 20, 2007, there were 41,676,245 shares of our common stock issued and outstanding. The holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders, including the election of directors. No holders of our common stock have any right to cumulative voting. Subject to any preferential rights of any outstanding series of our preferred stock created by our Board of Directors, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our Board of Directors from funds available therefrom, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to such holders. We currently do not pay cash dividends on our common stock.

In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference and other amounts owed to the holders of our preferred stock. Holders of our common stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board of Directors is authorized, without further stockholder action, to issue up to 5,000,000 shares of our preferred stock, in one or more series. Our Board of Directors is authorized to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, and the qualifications, limitations or restrictions thereof, as are stated in the resolutions adopted by the Board of Directors and as are permitted by the Delaware General Corporation Law (the “DGCL”). The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting stock.

Rights Plan

In June 2001, our Board of Directors entered into a Rights Agreement (the “Rights Agreement”), commonly referred to as a “poison pill.” Under the Rights Agreement, stockholders of record on June 14, 2001 were distributed rights (the “Rights”) to acquire one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”), at a rate of one Right for each share of the Company’s common stock held by stockholders on such date. The Rights become exercisable if a person or group acquires 15% or more of the outstanding common stock or if a person or group commences a tender offer or exchange offer that would result in such a person owning 15% or more of the common stock. In the event of certain business combinations following a stock acquisition, each Right not owned by the acquiring person and its affiliates would become exercisable for, upon payment of the exercise price of the Right, common stock of the acquiring person in an amount equal to the then current exercise price of the Right divided by one half the market price of the acquiring person’s common stock. At any time until ten days following a stock acquisition, the Rights are redeemable by our Board of Directors at a price of $.01 per Right. On December 22, 2003, our Board of Directors adopted an amendment to the Rights Agreement that provides, in effect, that (i) the Rights will not be separately distributed to the Company’s stockholders and become exercisable solely as a result of the commencement of a tender offer or exchange offer for all outstanding shares of the Company’s common stock and (ii) the Rights will not be triggered by a subsequent merger of the Company with such a bidder in which the Company’s stockholders receive the same consideration as was paid or issued in the tender offer or exchange offer.

On April 21, 2004, in connection with the closing of the Olden investment and on September 22, 2006, in connection with the Company entering into the Equity Compensation Agreement with Kanders & Company, our Board of Directors adopted amendments to the Rights Agreement such that the above transactions would not trigger the Rights thereunder.

The Rights have no voting privileges. The Rights will terminate upon the earlier of the date of their redemption or ten years from the date of issuance.

Convertible Note

On April 21, 2004 (the “Issue Date”), we entered into a Convertible Note Purchase Agreement with Olden, an affiliate of Kanders & Company, pursuant to which we issued the Note to Olden, which is convertible based upon a conversion price of $.45, subject to adjustment. The Note is currently convertible into approximately 19.9% of the Company’s common stock, par value $0.0001 per share, outstanding on the April 21, 2004 closing date or 5,628,300 shares of the Company’s common stock. The Company may, at its option, call the Note, either in whole or in part on a pro-rata basis on 30 days’ prior notice, subject to the right of each holder to exercise their conversion rights within 30 days of each holder’s receipt of the call notice. The Note matures on April 21, 2014 (the “Maturity Date”).

Proceeds to Stamford Industrial Group from the sale of the Note were approximately $2.5 million before transaction expenses. Interest on the unpaid balance of the Note from the Issue Date at the interest rate of 2% per annum, accruing semi-annually on the last day of June and December in each year, commencing on June 30, 2004, which interest shall be payable, together with the principal sum, in full on the Maturity Date, whether at the stated maturity or by acceleration or otherwise.

Registration Rights

In connection with the sale and issuance of the Note, the Company entered a Registration Rights Agreement, which requires us, upon Olden’s request, to file a “shelf” Registration Statement under Rule 415 to register the shares of common stock into which the Note is convertible.

In connection with our entering into an Equity Compensation Agreement and a Consulting Agreement with Kanders & Company, we granted “demand” and “piggyback” registration rights to Kanders & Company with respect to the shares of common stock that were issued pursuant to such agreements.

The CRC Shares were sold pursuant to a stock purchase agreement dated as of October 3, 2006, which provides for “demand” and “piggyback” registration rights to CRC Acquisition Co., LLC.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Certificate of Incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting, and may not be taken by written action in lieu of a meeting. Our Certificate of Incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president, any vice president, the secretary or any assistant secretary, and shall be called by any such officer at the request in writing of a majority of the Board of Directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the OTC Pink Sheets Electronic Quotation Service. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Super-Majority Voting

The Delaware General Corporation Law (“DGCL”) provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Other than certain provisions of our Certificate of Incorporation, including our name, address and nature of our business, which may be amended or repealed by the affirmative vote of the holders of a majority of our outstanding voting stock, all other provisions, including capital structure and indemnification of directors may be amended only by the affirmative vote of the holders of at least 75% of our outstanding voting stock, voting together as a single class. Our bylaws may be amended or repealed by the affirmative vote of the holders of at least 80% of our outstanding voting stock, voting together as a single class, provided that provisions concerning certain stockholder actions, including removal and election of directors, may be amended by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock, voting together as a single class.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of the Certificate of Incorporation and bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of us if the Board of Directors determines that such takeover is not in the best interests of us and our stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management, even if some or a majority of stockholders deemed such an attempt to be in their best interests.

The DGCL contains statutory “anti-takeover” provisions, including Section 203 of the DGCL which applies automatically to a Delaware corporation unless that corporation elects to opt out as provided in Section 203. We, as a Delaware corporation, have not elected to opt out of Section 203 of the DGCL. Under Section 203 of the DGCL, a stockholder acquiring more than 15% of the outstanding voting shares of a corporation (an “Interested Stockholder”) but less than 85% of such shares may not engage in certain business combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless prior to such date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the Interested Stockholder.

Limitation of Liability and Indemnification of Officers and Directors

Pursuant to provisions of the DGCL, we have adopted provisions in our Certificate of Incorporation that provide that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director to the full extent that the Act permits the limitation or elimination of the liability of directors. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

• any breach of their duty of loyalty to the corporation or its stockholders;
• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
• unlawful payments of dividends or unlawful stock repurchases or redemptions; or
• any transaction from which the director derived an improper personal benefit.

We have also entered into separate indemnification agreements with each of our directors and executive officers which provide significant additional protection to such persons. We have in effect a directors and officers liability insurance policy indemnifying our directors and officers and the directors and officers of our subsidiaries within a specific limit for certain liabilities incurred by them, including liabilities under the Securities Act. We pay the entire premium of this policy. Our Certificate of Incorporation also contains a provision for the indemnification by us of all of our directors and officers, to the fullest extent permitted by the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership or limited liability company distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the sale of the shares offered under this prospectus. However, certain of the shares of common stock covered hereby will be issued only upon the conversion of the Note. Upon conversion of the Note, we will receive the proceeds of the conversion price of such Note.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereunder will be passed upon for us by Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019.

EXPERTS

The consolidated financial statements of the Company as of and for the year ended December 31, 2006, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year December 31, 2006, have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited balance sheet of CRC Acquisition Co., LLC as of December 31, 2005, and the related statements of operations and cash flows for the period from January 1, 2006 to October 3, 2006, and for the years ended December 31, 2005 and 2004, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited balance sheet of the Company as of December 31, 2005, and the related statements of operations and cash flows for the years ended December 31, 2005 and 2004 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

MATERIAL CHANGES

There have been no material changes in our affairs since December 31, 2006 that have not been described in our Annual Report on Form 10-K for the year ended December 31, 2006, our Quarterly Reports on Form 10-Q for periods commencing after December 31, 2006, or our Current Reports on Form 8-K for periods commencing on or after December 31, 2006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.*
Amount
SEC registration fee	$1,380.70
Transfer agent and registrar fee	$5,000.00
Printing expenses	$15,000.00
Accountant fees	$25,000.00
Counsel fees	$80,000.00
Miscellaneous	$0
Total	$126,380.70

*	All such amounts are estimates, other than the SEC registration fee.

Item 14.  Indemnification of Directors and Officers

We are a Delaware corporation. Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any current or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any current or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer, employee or agent of another organization against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a present or former director or officer has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a current or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Our Certificate of Incorporation provides that we shall, to the fullest extent permitted by the DGCL, indemnify all persons acting as officers and directors of Stamford Industrial Group, Inc. from and against all expenses, liabilities, or other matters covered by the DGCL.

As permitted by the DGCL, our Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to us or to our stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (a) for any breach of the director's duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (d) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Certificate of Incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a)-(d), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers and the directors and officers of our subsidiaries within a specific limit for certain liabilities incurred by them, including liabilities under the Securities Act. We pay the entire premium of this policy.

We believe that our Certificate of Incorporation and bylaw provisions, and our directors and officers liability insurance policy are necessary to attract and retain qualified persons to serve as our directors and officers.

Item 15.  Recent Sales of Unregistered Securities.

On October 3, 2006, at the closing of the acquisition of Concord Steel, we sold 3,529,412 shares (the “CRC Shares”) of the Company’s authorized but theretofore unissued common stock to CRC Acquisition Co. LLC, the seller of the assets acquired by the Company in the acquisition of Concord Steel, at a price of $0.85 per share. There were no underwriters, underwriting discounts or commissions payable on account of the sale. The CRC Shares were sold pursuant to a stock purchase agreement dated as of October 3, 2006, which provides for (i) one demand registration, provided that the demand may not be made within 90 days after the effectiveness of registration of an underwritten public offering by the Company or registration of shares pursuant to any other demand registration right, and the demand registration may be deferred if the Company has determined to effect an underwritten offering or there is material non-public information or a significant business opportunity which the Company’s Board of Directors does not want to disclose, and (ii) unlimited piggyback registration rights, subject to underwriters' cutback rights. The shares were also subject to a lock-up agreement that expired April 3, 2007. The sale of the CRC Shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

The shares of Common Stock issued to Kanders & Company, Inc. pursuant to the Compensation Agreement (defined below) were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D promulgated under the Securities Act. Kanders & Company represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and the share certificates representing such shares will bear appropriate legends to that effect.

On September 22, 2006, the Company entered into an Equity Compensation Agreement (the “Compensation Agreement”) with Kanders & Company, Inc. (“Kanders & Company”) pursuant to which the Company agreed to issue to Kanders & Company 8,274,000 shares of its common stock. The shares of common stock issued to Kanders & Company pursuant to the Compensation Agreement were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated under the Securities Act. Kanders & Company represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and the share certificates representing such shares will bear appropriate legends to that effect.

Item 16.	Exhibits and Financial Schedules

Exhibit Number	Description
2.1
Patent Purchase Agreement, dated December 30, 2003, between Thalveg Data Flow LLC and Net Perceptions, Inc., as amended on March 31, 2004 (filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2004).

3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to our Registration Statement on Form S-1) (Registration No. 333-71919).

3.2
Certificate of Amendment to the Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1(b) to our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002 filed with the Securities and Exchange Commission on March 26, 2003).

3.3
Certificate of Amendment to the Amended and Restated Certificate of Incorporation (filed as Appendix A of the Net Perceptions, Inc. Definitive Proxy Statement filed with the Securities and Exchange Commission on May 11, 2007).

3.4
Amended and Restated Bylaws as amended through August 5, 2003 (filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003).

4.1
Amended and Restated Investor’s Rights Agreement, dated December 18, 1997, among Net Perceptions, Inc. and the investors and founders named therein, as amended (filed as Exhibit 4.1 to our Registration Statement on Form S-1) (Registration No. 333-71919).

4.2	Specimen common stock certificate (filed as Exhibit 4.2 to our Registration Statement on Form S-1) (Registration No. 333-71919).

4.3
Specimen common stock certificate (including Rights Agreement Legend) (filed as Exhibit 4.4 to our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2001 filed with the Securities and Exchange Commission on August 14, 2001).

4.4
Rights Agreement between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, as Rights Agent (filed as Exhibit 1 to our Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on June 6, 2001).

4.5
Amendment No. 1 to Rights Agreement between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, as Rights Agent dated as of December 22, 2003 (filed as Exhibit 2 to our Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on December 24, 2003).

4.6
Amendment No. 2 to Rights Agreement between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, as Rights Agent dated as of April 21, 2004 (filed as Exhibit 3 to our Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on April 22, 2004).

4.7
Amendment No. 3 to Rights Agreement between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, as Rights Agent dated as of September 22, 2006 (filed as Exhibit 4 to our Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on October 2, 2006).

4.8
Form of Certificate of Designation of Series A Junior Participating Preferred Stock (filed as Exhibit 1 to our Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on June 6, 2001).

4.9	Form of Rights Certificate (filed as Exhibit 1 to our Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on June 6, 2001).

5.1	Opinion of Kane Kessler, P.C.**

10.1*	1996 Stock Plan (filed as Exhibit 10.2 to our Registration Statement on Form S-1) (Registration No. 333-71919).

10.2*	1999 Equity Incentive Plan (filed as Exhibit 10.3 to our Registration Statement on Form S-1) (Registration No. 333-71919).

10.3*
Amended and Restated 1999 Non-Employee Director Option Plan, as amended through April 2, 2001 (filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2001 filed with the Securities and Exchange Commission on May 15, 2001).

10.4*	Employee Stock Purchase Plan (filed as Exhibit 10.5 to our Registration Statement on Form S-1) (Registration No. 333-71919).

10.5*	2000 Stock Plan (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000).

10.6*
2% Convertible Subordinated Note Due April 21, 2014 (filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2004 filed with the Securities and Exchange Commission on August 16, 2004).

10.7*
Form of Net Perceptions, Inc. 1999 Equity Incentive Plan Stock Option Agreement (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005).

10.8*
Form of Net Perceptions, Inc. 2000 Stock Plan Stock Option Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005).

10.9*
Employment Agreement dated as of May 1, 2006, between Net Perceptions, Inc. and Nigel P. Ekern, (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2006).

10.10*
Equity compensation Agreement by and between Net Perceptions, Inc. and Kanders & Company, Inc., dated as of September 22, 2006 (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

10.11*
Consulting Agreement by and between Net Perceptions, Inc. and Kanders & Company Inc., dated as of September 22, 2006 (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

10.12*
Employment Agreement by and between Net Perceptions, Inc. and Albert W. Weggeman, Jr., dated as of September 22, 2006 (filed as Exhibit 10.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

10.13*
Stock Option Agreement between Net Perceptions, Inc. and Albert W. Weggeman, Jr., dated as of October 3, 2006 (filed as Exhibit 10.13 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.14*
Restricted Stock Award Agreement dated as of September 22, 2006, between Net Perceptions, Inc., and Mr. David A. Jones re Restricted Stock Award under 1999 Equity Incentive Plan (filed as Exhibit 10.4 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

10.15*
Restricted Stock Award Agreement dated as of September 22, 2006, between Net Perceptions, Inc., and Mr. Nicholas Sokolow re Restricted Stock Award under 1999 Equity Incentive Plan (filed as Exhibit 10.5 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

10.16*
Credit Agreement dated October 3, 2006, between the SIG Acquisition Corp. and Lasalle Bank National Association, as agent, and the lenders named therein (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

10.17
Guaranty and Security Agreement dated October 3, 2006, among Net Perceptions, Inc., SIG Acquisition Corp., and Lasalle Bank National Association, as agent, and the lenders named therein (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

10.18	Form of Revolving Note (filed as Exhibit 10.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.19	Form of Term Note (filed as Exhibit 10.4 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.20	Form of Capital Expenditures Note (filed as Exhibit 10.5 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.21	Form of Swing Loan Note (filed as Exhibit 10.6 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.22*
Employment Agreement dated as of October 3, 2006, between the Company and Paul Vesey (filed as Exhibit 10.7 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.23
Asset Purchase Agreement among the Company, SIG Acquisition Corp. and CRC Acquisition Co. LLC dated as of September 22, 2006 (without exhibits) (filed as Exhibit 10.8 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.24
Stock Purchase Agreement between the Company and CRC Acquisition Co. LLC dated as of October 3, 2006 (without exhibits) (filed as Exhibit 10.9 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.25
Equityholder Registration Rights Agreement dated as of October 3, 2006, between Net Perceptions, Inc., and CRC Acquisition Co. LLC (filed as Exhibit 10.10 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.26
Equityholder Lock-up Agreement dated as of October 3, 2006, between Net Perceptions, Inc., and CRC Acquisition Co. LLC (filed as Exhibit 10.11 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.27
Escrow Agreement dated as of October 3, 2006, among CRC Acquisition Co. LLC, SIG Acquisition Corp., and The Bank of New York (filed as Exhibit 10.12 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2006).

10.28
Form of Lock-up Agreement between the Company and certain directors and officers (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2006).

10.29*
Employment Agreement dated as of December 1, 2006 between Net Perceptions, Inc. and Jonathan LaBarre (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2006).

10.30
Lease dated as of November 30, 2006, between SIG Acquisition Corp., and Castleway Properties, LLC (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2006).

10.31	2007 Stock Incentive Plan (incorporated herein by reference to Appendix B of the Net Perceptions, Inc. Definitive Proxy Statement filed with the Securities and Exchange Commission on May 11, 2007).

10.32	2007 Annual Incentive Plan (incorporated herein by reference to Appendix C of the Net Perceptions, Inc. Definitive Proxy Statement filed with the Securities and Exchange Commission on May 11, 2007).

21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 2007).

23.1	Consent of McGladrey & Pullen, LLP, independent registered public accounting firm.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3	Consent of Kane Kessler, P.C. (included in Exhibit No. 5.1 to the Registration Statement)**

24.1	Powers of Attorney (included on the signature page to the Registration Statement).

*	Represents a management contract or compensatory plan or arrangement.
**	To be filed by amendment.

Item 17.  UNDERTAKINGS
The undersigned registrant hereby undertakes:

(a)   (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on this 26th day of July, 2007.

STAMFORD INDUSTRIAL GROUP, INC.

By:	/s/ Albert W. Weggeman, Jr.
Name: Albert W. Weggeman, Jr. Title: President and Chief Executive Officer

By:	/s/ Jonathan LaBarre
Name: Jonathan LaBarre Title: Chief Financial Officer, Secretary and Treasurer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Stamford Industrial Group, Inc. hereby severally constitute and appoint each of Albert W. Weggeman, Jr. and Jonathan LaBarre as the attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this Registration Statement, any subsequent Registration Statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Albert W. Weggeman, Jr. Albert W. Weggeman, Jr.	President and Chief Executive Officer (Principal Executive Officer)	July 26, 2007
/s/ Jonathan LaBarre Jonathan LaBarre	Chief Financial Officer, Secretary and Treasurer (Principal Accounting Officer)	July 26, 2007
/s/ Warren B. Kanders Warren B. Kanders	Non-Executive Chairman of the Board of Directors	July 26, 2007
/s/ Nicholas Sokolow Nicholas Sokolow	Director	July 26, 2007
/s/ David A. Jones David A. Jones	Director	July 26, 2007

Exhibit Index

Exhibit Number	Description
23.1	Consent of McGladrey & Pullen, LLP, independent registered public accounting firm.
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

2